Exhibit 99.4

Publication relating to transparency notification

March 13, 2026

REGULATED INFORMATION

Publication relating to transparency notification

Mont-Saint-Guibert (Belgium), March 13, 2026, 10:30 pm CET / 5:30 pm ET – In accordance with article 14 of the Law of May 2, 2007 on the disclosure of large shareholdings, Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) announces that it received a transparency notification as detailed below.

BNP Paribas Asset Management

On March 11, 2026, Nyxoah received a transparency notification from BNP Paribas Asset Management SA. Based on the notification, BNP Paribas

Asset Management Europe SAS holds 1,307,817 voting rights, representing 3.00% of the total number of voting rights on March 9, 2026 (43,662,403).

The notification dated March 11, 2026 contains the following information:

•	Reason for the notification:

•	Acquisition or disposal of voting securities or voting rights
•	Downward crossing of the lowest threshold

•	Notification by: a parent undertaking or a controlling person
•	Person subject to the notification requirement: BNP Paribas Asset Management SA (with address at SA 47000-75318 Paris cedex 09-France)
•	Date on which the threshold was crossed: March 9, 2026
•	Threshold that is crossed: 3%
•	Denominator: 43,662,403
•	Notified details:

A) Voting rights	Previous
	notification	After the transaction
	# of voting rights	# of voting rights		% of voting rights
		Linked to	Not linked to the	Linked to	Not linked to
Holders of voting rights		securities	securities	securities	the securities
BNP Paribas Asset	0	0		0.00%

Management Holding

BNP Paribas Asset
Management Europe	1,409,791	1,307,817		3.00%
SAS
Subtotal	1,409,791	1,307,817		3.00%
TOTAL		1,307,817	0	3.00%	0.00%

•	Full chain of controlled undertakings through which the holding is effectively held: The subsidiary BNP Paribas Asset Management Europe SAS is controlled by the parent company BNP Paribas Asset Management Holding. This parent company is itself controlled by the parent company BNP Paribas SA, which benefits from an exemption from aggregating its shareholdings with those of its subsidiaries investment companies, in accordance with article 21, paragraph 2 of the Royal Decree of February 14, 2008 on the disclosure of major shareholdings.

•	Additional information: The subsidiary BNP Paribas Asset Management Europe SAS is an investment company that exercises voting rights on a discretionary basis in the absence of specific instructions.

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Contact:

Nyxoah

John Landry, CFO

IR@nyxoah.com

Attachment

•	2026 03 13 PR Transparency notification (BNP Paribas) (ENG)